+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Miller                           Ted                             B.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    c/o Crown Castle International Corp.
--------------------------------------------------------------------------------
                                   (Street)

    510 Bering Drive, Suite 500, Houston, Texas 77057
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol   Crown Castle International Corp.
                                             -----------------------------------
    (TWRS)
    ----------------------------------------------------------------------------

3.  IRS or Identification Number of Reporting Person if an entity
    (Voluntary)
                --------------

4.  Statement for Month/Year                  August 1998
                             ---------------------------------------------------

5.  If Amendment, Date of Original (Month/Year)
                                               ---------------------------------


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


    [X] Director    [X] Officer             [X] 10% Owner    [_] Other
                        (give title below)                       (specify below)
            Chief Executive Officer
    ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

    _X__ Form filed by One Reporting Person
    ____ Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

------------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code       V   Amount        (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                               (D)                                         (Instr. 4)    (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $.01 per share  08/21/98    J(a)            70,000        D                          -0-                I             (a)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par
value $.01 per share  08/21/98    J(a)            34,972        A                      1,068,102(b)           D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock,
par value $.01 per share                                                                  99,995              I             (c)
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                 SEC 1474 (3/91)

  TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                 (A)         (D)

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

 TABLE II--DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
   (e.g., puts, calls, warrants, options, convertible securities)--CONTINUED

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Secu-         ficial
                                                                                (Instr.     ficially         rity:         Owner-
                               --------------------------------------------     5)          Owned            Direct        ship
                               Date     Expira-              Amount or                      at End           (D) or        (Instr.
                               Exer-    tion         Title   Number of                      of               Indi-         4)
                               cisable  Date                 Shares                         Month            rect (1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Explanation of Responses:

(a) Securities were owned by trust for benefit of Mr. Miller and his two brothers. The trust distributed the shares, of which
    34,972 shares from such trust were distributed to Mr. Miller. The remaining shares in the trust were distributed to Mr. Miller's brothers who are not affiliates of Mr. Miller.

(b) Pursuant to the Stockholders Agreement entered into between the Issuer and each of the stockholders listed in Schedule I thereto (the "Stockholders Agreement"), Ted B. Miller may be deemed to be the beneficial owner (as defined in Rule 16A-l(a)(1)
    promulgated under the Securities Exchange Act of 1934, as amended, of approximately 78,714,000 shares of securities of the
    Issuer, but Ted B. Miller disclaims beneficial ownership of such securities, except to the extent of his pecuniary interest therein.

(c) By trust for the benefit of Mr. Miller's children.

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                              /s/ TED B. MILLER                September 9, 1998
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date

                                                                          Page 2
                                                                  SEC 1474(3/91)